Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

CORRESPONDENCE FILED VIA EDGAR

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Twenty-First Century Fox, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2016

Filed August 11, 2016

File No. 001-32352

Dear Mr. Spirgel:

On behalf of Twenty-First Century Fox, Inc. (the “Company”), set forth below are responses of the Company to the Staff’s letter of comment, dated March 17, 2017, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2016 filed with the Securities and Exchange Commission on August 11, 2016 (File No. 001-32352). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Staff’s comment letter, and to facilitate review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment.

Form 10-K for the Fiscal Year Ended June 30, 2016

Segment Analysis, page 44

1. Please revise the reconciliation of the non-GAAP measure Total Segment OIBDA to begin with income from continuing operations before income tax expense, the most directly comparable GAAP financial measure. Your current presentation places greater prominence on the non-GAAP measure and is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016. In addition, please revise the reconciliation in your next earnings release on Form 8-K

In response to the Staff’s comments, we will revise our reconciliation of Total Segment OIBDA to begin with income from continuing operations before income tax expense in future filings. The illustrative revised disclosure is set forth in Appendix A to this letter. The revised reconciliation will be presented in the next earnings release furnished on Form 8-K.

Consolidated Statements of Operations, page 63

2. We note that the line item “other, net” includes both operating and non-operating items. For better transparency, please revise the description of this line item to clearly indicate this fact. Please tell us your basis for not presenting operating and non-operating items separately. We note that you have included restructuring charges and an inventory impairment charge that appear to be more closely aligned with operating expenses.

The Company notes that it has previously presented impairment and restructuring charges as separate line items in the statement of operations when the Company believed they were material to an understanding of our financial statements. In recent years, we included impairment and restructuring charges in “Other, net” as these amounts were not material.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante Amsterdam Baltimore Beijing Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Moscow Munich New York Northern Virginia Paris Perth Philadelphia Rio de Janeiro Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jakarta Shanghai FTZ Zagreb. Business Service Centers: Johannesburg Louisville. Legal Service Center: Birmingham. For more information see www.hoganlovells.com

Nevertheless, we also included detailed disclosure of the material components of “Other, net” in the notes to the financial statements clearly indicating the nature of the transactions out of which the items arose. In the financial statements for the year ended June 30, 2016, the Company disclosed components of “Other, net” in detail in note 22. Further, the Company included additional details of components such as restructuring charges and inventory impairment charges in notes 5 and 6, respectively.

While the Company believes that the current presentation in the statement of operations and the accompanying notes to the financial statements provides sufficient detail for the users of the financial statements to evaluate changes in the operating results of the Company’s portfolio of businesses separate from non-operational factors that affect net income, we acknowledge the Staff’s comment and in future filings the Company will present impairment and restructuring charges as a separate line item in the statement of operations. We will also continue to include the additional detail regarding the nature of the remaining components of “Other, net” in the notes to the financial statements. The illustrative revised disclosure is set forth in Appendix B to this letter.

Thank you for your attention to this letter. If the Staff has any questions or would like further information concerning any of the foregoing responses, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

cc:

John P. Nallen, Senior Executive Vice President and Chief Financial Officer;

Janet Nova, Executive Vice President and Deputy Group General Counsel

2

Appendix A

ILLUSTRATIVE REVISED DISCLOSURE

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2016 versus Fiscal 2015

The following table reconciles Income from continuing operations before income tax expense to Total Segment OIBDA for fiscal 2016, as compared to fiscal 2015.

	For the years ended June 30,
	2016	2015	% Change
	(in millions, except %)
Income from continuing operations before income tax expense	$4,154	$9,847	(58)%
Add
Amortization of cable distribution investments	75	80	(6)%
Depreciation and amortization	530	736	(28)%
Impairment and restructuring charges	323	502	(36)%
Equity losses (earnings) of affiliates	34	(904)	**
Interest expense, net	1,184	1,198	(1)%
Interest income	(38)	(39)	(3)%
Other, net	335	(4,698)	**

Total Segment OIBDA	$6,597	$6,722	(2)%

**	not meaningful

Consolidated Financial Statements

NOTE 18. SEGMENT INFORMATION

The following table reconciles Income from continuing operations before income tax expense to Total Segment OIBDA:

	For the years ended June 30,
	2016	2015	2014
	(in millions)
Income from continuing operations before income tax expense	$4,154	$9,847	$5,189
Add
Amortization of cable distribution investments	75	80	85
Depreciation and amortization	530	736	1,142
Impairment and restructuring charges	323	502	52
Equity losses (earnings) of affiliates	34	(904)	(622)
Interest expense, net	1,184	1,198	1,121
Interest income	(38)	(39)	(26)
Other, net	335	(4,698)	(226)

Total Segment OIBDA	$6,597	$6,722	$6,715

Appendix B

ILLUSTRATIVE REVISED DISCLOSURE

TWENTY-FIRST CENTURY FOX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

	For the years ended June 30,
	2016	2015	2014
Revenues	$27,326	$28,987	$31,867
Operating expenses	(17,129)	(18,561)	(21,108)
Selling, general and administrative	(3,675)	(3,784)	(4,129)
Depreciation and amortization	(530)	(736)	(1,142)
Impairment and restructuring charges	(323)	(502)	(52)
Equity (losses) earnings of affiliates	(34)	904	622
Interest expense, net	(1,184)	(1,198)	(1,121)
Interest income	38	39	26
Other, net	(335)	4,698	226

Income from continuing operations before income tax expense	4,154	9,847	5,189
Income tax expense	(1,130)	(1,243)	(1,272)

Income from continuing operations	3,024	8,604	3,917
(Loss) income from discontinued operations, net of tax	(8)	(67)	729

Net income	3,016	8,537	4,646
Less: Net income attributable to noncontrolling interests	(261)	(231)	(132)

Net income attributable to Twenty-First Century Fox, Inc. stockholders	$2,755	$8,306	$4,514

Earnings per share data
Income from continuing operations attributable to Twenty-First Century Fox, Inc. stockholders - basic	$2,763	$8,373	$3,785

Income from continuing operations attributable to Twenty-First Century Fox, Inc. stockholders - diluted	$2,763	$8,372	$3,785

Income from continuing operations attributable to Twenty-First Century Fox, Inc. stockholders per share - basic	$1.42	$3.94	$1.67

Income from continuing operations attributable to Twenty-First Century Fox, Inc. stockholders per share - diluted	$1.42	$3.93	$1.67

Net income attributable to Twenty-First Century Fox, Inc. stockholders per share - basic	$1.42	$3.91	$1.99

Net income attributable to Twenty-First Century Fox, Inc. stockholders per share - diluted	$1.42	$3.90	$1.99

The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

NOTE 22. ADDITIONAL FINANCIAL INFORMATION

Other, net

The following table sets forth the components of Other, net included in the Consolidated Statements of Operations:

	For the years ended June 30,
	2016	2015	2014
	(in millions)
Gain on disposition of DBS businesses(a)	$—	$4,984	$—
Investment impairment losses(b)	(99)	(4)	(69)
Settlement loss on pension liabilities(c)	(75)	(245)	—
Acquisition related costs(d)	(69)	—	—
Loss on exit of MundoFox investment(b)	(12)	(85)	—
Gain on disposition of Shine Group(a)	—	58	—
Venezuela foreign currency devaluation(e)	—	(28)	(104)
Gain on sale of investment in Phoenix(b)	—	—	199
Gain on sale of investment in STATS(b)	—	—	112
Shareholder litigation settlement(f)	—	—	111
Other	(80)	18	(23)

Total other, net	$(335)	$4,698	$226

(a)	See Note 3 – Acquisitions, Disposals and Other Transactions.
(b)	See Note 7 – Investments.
(c)	See Note 16 – Pension and Other Postretirement Benefits.
(d)	The acquisition related costs are primarily due to a revision of a contingency estimate, in the first quarter of fiscal 2016, related to a previous acquisition.
(e)	Devaluation losses primarily relate to the Company’s business activities in Venezuela which operate in a highly inflationary economy. There have been significant changes to the foreign currency exchange rate environment in Venezuela governing the conversion of Venezuelan Bolivars (“Bolivars”) to U.S. dollars. Prior to 2014, companies generally used the official exchange rate controlled by Venezuela’s Commission for the Administration of Foreign Exchange (“CADIVI”), which was 6.3 Bolivars per U.S. Dollar unless they had transactions or were among the entities the Venezuelan government had specifically authorized to use the Supplementary Foreign Currency Administration System (“SICAD”) auction rate. In January 2014, the Venezuelan government significantly expanded the use of the SICAD rate and, in March 2014, the Venezuelan government created a third currency exchange mechanism called SICAD 2 and said it may be used by all entities for all transactions. Until March 31, 2014, the Company’s Bolivar denominated net monetary assets were translated at the official exchange rate of 6.3 Bolivars per U.S. Dollar. During the fourth quarter of fiscal 2014, the Company was able to use the SICAD 2 mechanism to convert a portion of its Bolivar denominated cash to U.S. dollars. Accordingly, the Company remeasured all its Bolivar denominated net monetary assets at the SICAD 2 exchange rate resulting in a devaluation loss of $104 million for fiscal 2014. In February 2015, the Venezuelan government introduced a new foreign currency exchange system called the Marginal Currency System (“SIMADI”). Accordingly, the Company has remeasured all its Bolivar denominated net monetary assets at the devalued SIMADI exchange rate.
(f)	See Note 15 – Commitments and Contingencies under the heading “Shareholder Litigation”.